Sticker dated July 12, 2007 to Prospectus

The prospectus for Atlas Resources Public #16-2007 Program consists of this sticker and the prospectus dated April 2, 2007. This sticker incorporates the sticker dated May 3, 2007 and the sticker dated May 24, 2007.

STATUS OF THE OFFERING
We received the minimum required cleared subscription funds of $2,369,300 from 52 investors on April 23, 2007 and broke escrow and began our drilling operations.

MANAGEMENT
Our address and telephone number and that of Atlas Resources, LLC, our managing general partner, have changed to Westpointe Corporate Center One, 1550 Coraopolis Heights Road, 2nd Floor, Moon Township, PA 15108, (800) 251-0171.

Atlas Energy Resources, LLC (“ATN”), the indirect parent company of our managing general partner, announced on June 29, 2007 that it completed its acquisition of DTE Gas & Oil Company (“DGO”), formerly a wholly owned subsidiary of DTE Energy Company. The total consideration paid by ATN, including adjustments for capital expenditures and working capital was approximately $1.258 billion in cash, subject to final closing adjustments.

DGO owns interests in approximately 2,150 natural gas wells producing from the Antrim Shale, located in Michigan’s northern lower peninsula. However, it currently is not anticipated that the partnerships will drill any wells in this area.

The financing for the acquisition was obtained through a new revolving loan facility and the proceeds of a private placement to institutional investors, both of which are described below. The new revolving loan facility was entered into by Atlas Energy Operating Company, LLC (“Atlas Energy Operating”), the operating subsidiary of ATN, with J.P. Morgan Securities, Inc. as sole bookrunner and lead arranger, JP Morgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders. The new revolving loan facility is for five-years with an initial borrowing base of $850 million.

Atlas Energy Operating borrowed $713.9 million under the new revolving loan facility on June 29, 2007 to finance a portion of the purchase price of the DGO acquisition and to repay indebtedness under the prior credit facility entered into on December 18, 2006 with Wachovia Bank, N.A. described in “Management’s Discussion and Analysis of Financial Condition, Results of Operations, Liquidity and Capital Resources” in the prospectus. The revolving loan facility may also be used to finance working capital and for other general corporate purposes.

Borrowings under the new credit facility bear interest at a rate per annum equal to the higher of:

(i)	the rate of interest publicly announced by the administrative agent as its prime rate in effect;

(ii)	the federal funds effective rate from time to time plus 0.5%; or

(iii)
the rate at which eurodollar deposits in the London interbank market for one, two, three or six months are quoted on the telerate screen, as adjusted for actual statutory reserve requirements for Eurocurrency liabilities, each plus the applicable margin based on borrowing base utilization percentage.

Amounts under the new revolving loan facility may be repaid and re-borrowed until June 29, 2012. Mandatory prepayments of the revolving loan facility are required any time the aggregate amount of the outstanding revolving credit loans and letters of credit under the revolving loan facility exceed 100% of the borrowing base. As with the credit facility that was replaced, our managing general partner and various energy subsidiaries of ATN are guarantors of borrowings under the revolving loan facility, and the borrowings will be collateralized by substantially all of the assets of ATN, our managing general partner and the other guarantors (collectively the “obligors”). This includes our managing general partner’s interests in its partnerships, including us, but does not include your units or any other investor’s units in a partnership.

Under the new revolving loan facility, the obligors will be subject to substantial restrictions, including restrictions on incurring additional debt, and financial covenants and ratios as discussed in the prospectus with respect to the replaced credit facility. The failure to comply with any of the restrictions and covenants under the new revolving loan facility could result in a default, which could cause all of the then-existing indebtedness to be immediately due.

To finance the remainder of the purchase price for the DGO acquisition, on June 29, 2007, ATN completed a private placement of $600 million of equity securities to third party investors, consisting of 7,298,181 common units and 16,702,828 Class D units, at a negotiated, weighted average price per unit of $25.00 (the “private placement”). The Class D units represent a new class of ATN’s equity securities that may convert into common units if the conversion is approved by ATN’s unitholders. ATN has agreed to hold a meeting of its unitholders to consider, or obtain the consent of its unitholders to this proposal as soon as reasonably practicable, but no later than November 11, 2007. If the conversion is approved, the Class D units will automatically convert to common units in ATN on a one-for-one basis. Assuming the Class D units are converted, the converted common units, together with the common units issued with respect to this acquisition, will represent an equity interest of approximately 39% in ATN.

Atlas America, Inc. (“ATLS”), ATN’s parent, and its subsidiary, Atlas Energy Management, Inc., currently own approximately 67.3% of ATN’s voting units. In connection with the private placement, ATLS and Atlas Management entered into a voting agreement pursuant to which they agreed to vote their units in favor of the conversion of the Class D units.

Additionally, ATN entered into deal-contingent hedges with respect to DGO’s production acquired. However, these hedges are independent of the hedges in which the partnerships will participate as described in the prospectus under “Proposed Activities - Sale of Natural Gas and Oil Production - Natural Gas Contracts,” and will have no affect on the partnerships.

This sticker forms a part of, and must be accompanied or preceded by, the prospectus.